Form 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2025

Commission File Number 001-31522

Eldorado Gold Corporation
(Translation of registrant’s name into English)

1188-550 Burrard Street Bentall 5 Vancouver, B.C. Canada V6C 2B5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☑

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.5, 99.6 and 99.7 to this Form 6-K of Eldorado Gold Corporation (the “Company”) are hereby incorporated by reference into the Registration Statement on Form F-10 (File No. 333-272043) and the Registration Statements (File Nos. 333-261772, 333-103898, 333-107138, 333-122683, 333-145854, 333-153894, 333-160349, 333-176184, 333-180504, 333-197861 and 333-230600) on Form S-8 of the Company, as amended or supplemented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2025	ELDORADO GOLD CORPORATION

By:	/s/ Karen Aram
Karen Aram, Corporate Secretary

Exhibits

Exhibit No.	Description
99.1	Management Proxy Circular
99.2	Notice of Meeting
99.3	Form of Proxy
99.4	NI Card
99.5	Consent of Simon Hille
99.6	Consent of Jessy Thelland
99.7	Consent of Philippe Groleau